UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated June 19, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, June 19, 2024 Comisión Nacional de Valores

Re.: Report of decision of CHAMBER II OF THE FEDERAL COURT OF APPEALS ON ADMINISTRATIVE LITIGATION MATTERS in the case: “Telecom Argentina SA a/EN-Enacom and other re. on knowledge processes” (Docket N° 4206/2021)

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) following up on the relevant information made public on November 17th, 2023.

In this respect, we inform you that today the Company was notified of the decision of Chamber II of the Federal Court of Appeals on Administrative Litigation Matters which: 1) dismissed the arguments of the Executive Power and ENACOM´s appeals against the ruling of Federal Administrative Court No. 8 dated November 17th,2023 in the above mentioned Docket and 2) upheld the first instance judgment which declared Decree 690/2020 and ENACOM Resolutions N° 1466/2020 and 1467/2020 null.

Sincerely yours,

Andrea V. Cerdán

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	June 19, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations